UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____ )*

                              Ascent Assurance Inc.

                        (f.k.a. Westbridge Capital Corp.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04362N103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William W. Chandler
                           Credit Suisse First Boston
                                11 Madison Avenue
                          New York, New York 10010-3629
                                 (212) 325-2911
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                                             CUSIP No. 04362N103

        -----------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

                    7        SOLE VOTING POWER

   NUMBER OF        8        SHARED VOTING POWER
    SHARES
 BENEFICIALLY                7,859,164 shares of Common Stock,
   OWNED BY                  par value $0.01
EACH REPORTING
    PERSON          9        SOLE DISPOSITIVE POWER
     WITH
                    10       SHARED DISPOSITIVE POWER

                             7,859,164 shares of Common Stock,
                             par value $0.01

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,859,164 shares of Common Stock, par value $0.01

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.6%

14       TYPE OF REPORTING PERSON*
         BK, HC, OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Ascent Assurance Inc. (formerly known as Westbridge Capital Corp.) ("Ascent" or the "Company"). The principal executive offices of Ascent are located at 110 West Seventh Street, Fort Worth, Texas 76102.

Item 2.  Identity and Background.

                  (a-c, f) This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

                  Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act") and an indirect wholly owned subsidiary of the Bank, beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. CSFBC is a wholly owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation that is, in turn, a wholly owned subsidiary of the Bank. The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

                  CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement on Schedule 13D. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

                  The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the CSFB business unit, of CSFBC and of the SPV, are set forth on Schedules I, II and III, respectively, each of which is incorporated herein by reference.

                  (d-e) None of the Reporting Person, the Bank, CSFBC or any of the executive officers or directors of such persons listed on Schedules I or II during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The beneficial  ownership interest in Common Stock reported in this statement on Schedule 13D was acquired pursuant to the Plan of Reorganization of the Company (the "Plan"), whereby Special Situations Holdings, Inc. - Westbridge ("SPV"), a wholly-owned subsidiary of CSFBC, (i) received 8,090 shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Convertible Preferred Stock"), in exchange for 11% Senior Subordinated Notes due 2002 (the "11% Notes") that were held by CSFBC, (ii) purchased 15,167 additional shares of Convertible Preferred Stock pursuant to the Stock Purchase Agreement, dated as of September 16, 1998, between the Company and CSFBC (the "Stock Purchase Agreement"), under which CSFB agreed to purchase the Convertible Preferred Stock distributable to holders of 11% Notes and not purchased by other eligible holders of 11% Notes, and (iii) became entitled to receive (upon submission of a letter of transmittal) approximately 3,093,999 shares of Common Stock (which number will be adjusted upward pending the resolution of certain unsecured claims filed against the Company) in exchange for its 7-1/2% Subordinated Convertible Notes Due 2004 (the "7-1/2% Notes") that were held by CSFBC, as more fully described in Item 4 and Item 5 below. The net amount of funds used by SPV to acquire 15,167 shares of Convertible Preferred Stock was $15,167,198. These funds came from CSFBC's working capital.

Item 4.  Purpose of Transaction.

                  The acquisition of additional securities of the Company is a result of a reorganization proceeding that was commenced by the Company on September 16, 1998 by filing a voluntary petition for relief under Chapter 11, Title 11 of the United States Code, along with a Disclosure Statement (the "Disclosure Statement") and the Plan. The Disclosure Statement and the Plan were amended on October 28, 1998, and the Disclosure Statement was approved by order of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on October 30, 1998. The Plan was confirmed by the
Bankruptcy Court on December 17, 1998 and became effective on March 24, 1999 (the "Effective Date").

                  On the Effective Date, pursuant to the Plan, all of the Company's outstanding (i) 11% Notes, (ii) 7-1/2% Notes, (iii) Series A Convertible Redeemable Exchangeable Preferred Stock, (iv) Common Stock, par value $.10 per share ( the "Old Common Stock"), (v) warrants to purchase Old Common Stock, (vi) unexercised stock options to purchase Old Common Stock, and
(vii) unvested grants of restricted Old Common Stock were cancelled. On March 25, 1999, the Company (i) terminated the registration under Section 12(g) of the Act of the Old Common Stock, the 11% Notes and the 7-1/2% Notes, and (ii) filed a Form 8-A to register its Common Stock and Warrants to purchase Common Stock under Section 12(g) of the Act.

                  After the submission of the letter of transmittal as described in Item 3 above, CSFBC will hold approximately 3,093,999 shares of Common Stock and altogether 23,257 shares of Convertible Preferred Stock, which may be converted at any time at CSFBC's option at an initial conversion price of $4.88 per share into 4,765,165 shares of Common Stock.

                  The Reporting Person and CSFBC may, from time to time, and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments, including, among other things, from time to time, acquiring additional securities of the Company, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person or CSFBC in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations or other factors.

                  Except as set forth above, neither the Reporting Person nor CSFBC has any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a-b) 23,257 shares of Convertible Preferred Stock are immediately convertible into 4,765,165 shares of Common Stock, and the Reporting Person may be deemed to have a beneficial ownership interest in such shares and 3,093,999 (which number may be adjusted upward pending the resolution of unsecured claims against the Company) shares of Common Stock, which CSFB will receive upon submission of a letter of transmittal. 7,859,164 shares of Common Stock (which is the total of 4,765,165 and 3,093,999) represent approximately 56.6% of the shares of Common Stock on a converted basis, pursuant to Ascent's Annual Report on Form 10-K for the fiscal year ended December 31, 1998. By reason of their relationship, the Reporting Person and CSFBC may be deemed to share voting and dispositive power with respect to shares of Common Stock reported herein.

                  (c) As described in Item 3, the Plan became effective on March 24, 1999. The acquisition of 15,167 shares of Convertible Preferred Stock was consummated pursuant to the Stock Purchase Agreement. In addition, CSFB and the Company entered into the Registration Rights Agreement, dated as of March 24, 1999, pursuant to which CSFB has the right, if it holds more than 10% of any of the Common Stock or the Convertible Preferred Stock, to cause the Company to register its shares of Common Stock and Convertible Preferred Stock under the Securities Act and thereby permit a public distribution of such shares. Subject to customary limitations, CSFB has the right to demand five registrations and is permitted to "piggy-back" an unlimited number of times other registrations with respect to the Common Stock and Convertible Preferred Stock.

                  Otherwise, neither the Reporting Person nor, to the best knowledge of the Reporting Person, CSFBC or the SPV or any of the persons listed on Schedules I, II or III effected any transactions in shares of Common Stock from April 14, 1998 through April 5, 1999.

                  (d-e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as described in Item 4 and Item 5 above, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, CSFBC, the SPV or any of the persons listed on Schedules I, II or III hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7.  Material to be filed as Exhibits.

Exhibit         Description

2.1             First Amended Plan of Reorganization of Westbridge Capital Corp.
                under Chapter 11 of the Bankruptcy Code, dated as of October 30, 1998 (incorporated by reference to Exhibit 2 to the Company's Form 8-K filed on September 21, 1998).

10.1 Registration Rights Agreement, dated as of March 24, 1999, between the Company and Special Situations Holdings, Inc. - Westbridge (incorporated by reference to Exhibit 10.13 to the Company's Annual Report Form 10-K filed on March 31, 1999).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 1999


                                      CREDIT SUISSE FIRST BOSTON,
                                        acting solely on behalf of the
                                        Credit Suisse First Boston business unit



                                      By: /s/ William W. Chandler
                                          --------------------------------------
                                          Name:  William W. Chandler
                                          Title:  Director

                                                       SCHEDULE I

                      Executive Board Members and Executive Officers of the Reporting Person

Name and Title                   Business Address             Principal Occupation                Citizenship
--------------                   ----------------             --------------------                -----------
Allen D. Wheat                   11 Madison Avenue,           Chief Executive Officer,            USA
Chairman                         New York, NY 10010           Credit Suisse First Boston
                                                              and member of the Executive
                                                              Board, Credit Suisse Group

Brady W. Dougan                  11 Madison Avenue,           Managing Director, Credit           USA
Board Member                     New York, NY 10010           Suisse First Boston
                                                              Corporation

Christopher A. Goekjian          11 Madison Avenue,           President and Chief                 USA
Board Member                     New York, NY 10010           Executive Officer, Credit
                                                              Suisse Financial Products

Stephen A.M. Hester              11 Madison Avenue,           Chief Financial Officer,            United Kingdom
Board Member                     New York, NY 10010           Credit Suisse First
                                                              Boston, Inc.

Marc Hotimsky                    11 Madison Avenue,           Managing Director, Credit           United Kingdom
Board Member                     New York, NY 10010           Suisse First Boston
                                                              Corporation

David C. Mulford                 11 Madison Avenue,           Vice Chairman, Credit               United Kingdom
Board Member                     New York, NY 10010           Suisse First Boston, Inc.
                                                              and Chairman International,
                                                              Credit Suisse First Boston

Stephen E. Stonefield            Uetlibergstrasse 231,        Chairman of Pacific                 USA
Board Member                     P.O. Box 900, CH-            Region, Credit Suisse
                                 8045 Zurich,                 First Boston
                                 Switzerland

Franz K. von Meyenburg           Uetlibergstrasse 231,        Deputy Chairman of Europe,          Switzerland
Board Member                     P.O. Box 900, CH-            Credit Suisse First
                                 8045 Zurich,                 Boston
                                 Switzerland

Charles G. Ward III              11 Madison Avenue,           Head of Corporate and               USA
Board Member                     New York, NY 10010           Investment Banking, Credit
                                                              Suisse First Boston
                                                              Corporation

David A. DeNunzio                11 Madison Avenue,           Chief Executive Officer,            USA
Executive Officer                New York, NY 10010           Private Equity Division

John M. Hennessy                 11 Madison Avenue,           Chairman, Private Equity            USA
Executive Officer                New York, NY 10010           Division

                                                    SCHEDULE II

                    Executive Officers and Directors of Credit Suisse First Boston Corporation

Name and Title                   Business Address             Principal Occupation                Citizenship
--------------                   ----------------             --------------------                -----------
Allen D. Wheat                   11 Madison Avenue,           Chief Executive Officer,            USA
President, Chief                 New York, NY 10010           Credit Suisse First Boston
Executive Officer                                             and member of the
and Board Member                                              Executive Board, Credit
                                                              Suisse Group

Benjamin H. Cohen                11 Madison Avenue,           Managing Director, Credit           USA
Managing Director and            New York, NY 10010           Suisse First Boston
Board Member

Brady W. Dougan                  11 Madison Avenue,           Managing Director, Credit           USA
Managing Director and            New York, NY 10010           Suisse First Boston
Board Member

Carlos Onis                      11 Madison Avenue,           Controller, Credit Suisse           USA
Chief Financial Officer          New York, NY 10010           First Boston
and Board Member

Charles G. Ward III              11 Madison Avenue,           Managing Director, Credit           USA
Managing Director and            New York, NY 10010           Suisse First Boston
Board Member

Jeremy Marshall                  11 Madison Avenue,           Managing Director, Credit           United Kingdom
Managing Director and            New York, NY 10010           Suisse First Boston
Board Member                                                  Corporation

Joseph McLaughlin                11 Madison Avenue,           Managing Director &                 USA
General Counsel and Board        New York, NY 10010           General Counsel, Credit
Member                                                        Suisse First Boston
                                                              Corporation

Richard C. Holbrooke             11 Madison Avenue,           Vice Chairman, Credit               USA
Vice Chairman                    New York, NY 10010           Suisse First Boston
                                                              Corporation

Ken Miller                       11 Madison Avenue,           Vice Chairman, Credit               USA
Vice Chairman                    New York, NY 10010           Suisse First Boston
                                                              Corporation

David C. Mulford                 11 Madison Avenue,           Vice Chairman, Credit               United Kingdom
Vice Chairman                    New York, NY 10010           Suisse First Boston, Inc.
                                                              and Chairman International,
                                                              Credit Suisse First Boston

Frank J. Decongelio              11 Madison Avenue,           Managing Director, Credit           USA
Managing Director and            New York, NY 10010           Suisse First Boston
Director of Operations

Lori M. Russo                    11 Madison Avenue,           Vice President & Secretary,         USA
Vice President and               New York, NY 10010           Credit Suisse First Boston
Secretary                                                     Corporation

Lewis H. Wirshba                 11 Madison Avenue,           Treasurer, Credit Suisse            USA
Managing Director and            New York, NY 10010           First Boston Corporation
Treasurer

Rochelle Pullman                 11 Madison Avenue,           Controller, Credit Suisse           USA
Director and Controller          New York, NY 10010           First Boston Corporation

Thomas A. DeGennaro              11 Madison Avenue,           Director of Taxes, Credit           USA
Director and Director            New York, NY 10010           Suisse First Boston
of Taxes                                                      Corporation

                                                 SCHEDULE III

                          Executive Board Members and Executive Officers of the SPV


Name and Title                  Business Address               Principal Occupation             Citizenship
--------------                  ----------------               --------------------             -----------
David Matlin                    11 Madison Avenue              Director and Chairman            USA
Director and Chairman           New York, N.Y. 10010

Donna Alderman                  11 Madison Avenue              Chairwoman and President         USA
Chairwoman and President        New York, N.Y. 10010

Lori Russo                      11 Madison Avenue              Secretary                        USA
Secretary                       New York, N.Y. 10010

Zev Kindler                     11 Madison Avenue              Treasurer                        USA
Treasurer                       New York, N.Y. 10010

Tom Zingalli                    11 Madison Avenue              Comptroller                      USA
Comptroller                     New York, N.Y. 10010

Rhonda Matty                    11 Madison Avenue              Assistant Secretary              USA
Assistant Secretary             New York, N.Y. 10010